As filed with the Securities and Exchange Commission on June 27, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2015

Commission file number:  1-10899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

Kimco Realty Corporation 401(k) Plan

Financial Statements

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Kimco Realty Corporation 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corporation 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Melville, New York

June 27, 2016

Kimco Realty Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	December 31, 2015	December 31, 2014
Assets:
Investments at fair value (see Note 3):	$76,277,445	$74,460,644

Notes receivable:
Loans to participants	1,141,818	1,134,440

Receivables:
Participant	-	2,269
Employer	27,377	27,858

Net assets available for benefits	$77,446,640	$75,625,211

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2015 and 2014

	December 31, 2015	December 31, 2014
Additions:
Investment activities:
Net (depreciation)/appreciation in fair value of investments	$(3,171,835)	$2,600,971
Interest and dividends	3,886,928	3,041,006
Investment income	715,093	5,641,977

Contributions:
Participant	4,057,843	3,982,862
Rollovers	277,462	309,795
Employer	2,054,403	2,112,681
Total contributions	6,389,708	6,405,338

Other income:
Participant loan interest	46,329	45,840

Total increase	7,151,130	12,093,155

Deductions:
Benefits paid to participants	(5,329,701)	(5,475,777)

Net increase	1,821,429	6,617,378

Net assets available for benefits:
Beginning of period	75,625,211	69,007,833

End of period	$77,446,640	$75,625,211

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

1.

DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older.  Employees may elect to participate in the Plan on the first day of the month following their hire date.  The Company will provide a matching contribution for participants who have completed one year of service and are 21 years of age or older.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  For the years ended December 31, 2015 and 2014, T. Rowe Price Trust Company (‘T. Rowe”) served as trustee of the Plan.

Contributions – Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service (“IRS”) each calendar year ($18,000 in 2015 and $17,500 in 2014). Those who were age 50 or older during 2015 may take advantage of a higher pre-tax contribution limit of $24,000 (the limit for 2014 was $23,000). Participants have the option to make changes to their percentage contribution election daily.  The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations.  All matching contributions by the Company are deposited into the participants’ individual account separately.  In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually.  No discretionary contribution payments were made for the years ended December 31, 2015 and 2014.  All Company contributions are invested based upon participant account elections.

The Plan has a Roth 401(k) feature which enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most states) distributions on both participant contributions and related earnings at retirement.  Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

The Plan has a safe harbor status for its matching contributions.  The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the compensation contributed to the Plan on a per pay period basis.  The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $265,000 for 2015 and $260,000 for 2014, as designated by the IRS.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the thirty-six mutual funds, a common collective trust fund or Kimco Realty Company Stock offered by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Notes Receivable – Participants may borrow from their fund accounts an amount aggregating the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50% of the participant’s vested account balance.  Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence.  The Plan allows for a participant to have two loans outstanding at one time.  The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the Wall Street Journal’s prime rate published on the prior business day plus, 1% at time of issuance.  The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances.  The interest rates for loans outstanding at December 31, 2015 and 2014, were 4.25%.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

2.

SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period.  The most significant estimates relate to the valuation of investments.  Actual results could differ from those estimates.  Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and the common stock investments are stated at fair market value as determined by quoted market prices.  The common collective trust’s fair value is determined through quoted market prices of the underlying assets and the contractual terms of the guaranteed investment contract.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock, mutual funds and a common collective trust fund.  Such investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements.

Fair Value

The Plan follows the FASB’s Fair Value Measurement guidance relating to financial assets and liabilities.  This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

•

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Recently Issued Accounting Standards

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820) (“ASU 2015-07”), which updated guidance on the disclosure requirements for certain investments measured at fair value using the net asset value per share (or its equivalent) practical expedient as defined in ASC Topic 820.  The new guidance removes the requirement to categorize such investments within the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan has elected to early adopt the provisions of this new standard and applied retrospectively.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II (“ASU 2015-12”). Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. The Plan has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

Subsequent Events

The Plan monitors significant events occurring after the financial statement date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Company is aware of were evaluated through the filing date of this Form 11-K.

3.

FAIR VALUE MEASUREMENTS:

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.  There are no plan liabilities required to be recorded at fair value at December 31, 2015 and 2014.

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.

The fair market value of the common collective trust has been established using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach and therefore is not assigned to a level in the hierarchy table.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The common collective trust is not subject to restrictions regarding redemptions and there are no unfunded commitments to the fund.  There are also no restrictions on the NAV price or its equivalent.

The Plan had no investments classified within the Level 2 and 3 of the valuation hierarchy as of December 31, 2015 and 2014.  There have been no changes to the methodologies used at December 31, 2015 and 2014.

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015 and 2014, aggregated by the level in the fair value hierarchy within which those measurements fall.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

Investments Measured at Fair Value on a Recurring Basis at December 31, 2015:

	As of December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$65,912,764	$65,912,764	$-	$-
Kimco Realty Company Stock	8,044,506	8,044,506	-	-
Investments measured at net asset value (a)	2,320,175	-	-	-
Total Assets	$76,277,445	$73,957,270	$-	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2014:

	As of December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$64,481,376	$64,481,376	$-	$-
Kimco Realty Company Stock	7,533,011	7,533,011	-	-
Investments measured at net asset value (a)	2,446,257	-	-	-
Total Assets	$74,460,644	$72,014,387	$-	$-

(a)   In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, account balances will remain 100% vested and be distributed in accordance with Plan provisions.

5.

TAX STATUS:

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan has received a favorable opinion letter, dated March 31, 2008, from the IRS which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501(a).  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.  During April 2016, the Plan filed an application with the IRS for an advanced determination letter as to whether the Plan meets the qualification requirements of Section 401(a) of the IRC with respect to the Plan.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

6.

EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company.  Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by T. Rowe Price Trust Company (the Plan’s trustee).  These investments, as well as participant loans, qualify as a permitted party-in-interest transactions as defined by ERISA.

Kimco Realty Corporation 401(k) Plan

Supplemental Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2015)

EIN: 13-2744380     Plan Number: 001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value **

Natixis Funds	AEW Real Estate –Y (26,207 units)	$411,449
Alger	Alger Capital Apprec Inst-I (53,393 units)	1,413,834
American Century Investments	American Century Heritage Ins (40,187 units)	894,170
Dreyfus	Dreyfus International Bond –A (24,211 units)	350,568
DWS Investments	DWS Equity 500 Index-S (8,625 units)	1,791,727
Fidelity Investments	Fidelity Adv Midcap Val Instl (8,633 units)	191,474
Gabelli	Gabelli Asset-AAA (10,501 units)	568,105
Hartford Mutual Funds	Hartford Equity Income-Y (69,705 units)	1,188,478
Henderson Global	Henderson Intl Opportunities-A (31,854 units)	842,543
Hotchkins and Wiley	Hotchkis & Wiley Val Opp-I (42,514 units)	971,024
Janus	Janus Balanced –I (36,876 units)	1,068,287
JPMorgan	JP Morgan Govt Bond Select (15,717 units)	166,910
JPMorgan	JPM Undisc Mgrs Behav Val Inst (8,359 units)	460,903
*Kimco Realty Corporation	Kimco Realty Corp Stock (304,025 units)	8,044,506
Lord Abbett	Lord Abbett Income-I (425,530 units)	1,131,910
MFS	MFS Research International- R3 (54,728 units)	848,835
Neuberger Berman	Neuberger Berman Str Inc-TR (82,905 units)	872,991
*T. Rowe Price	New Horizons Fund (35,781 units)	1,519,246
OppenheimerFunds	Oppenheimer Develop Mkts-A (8,362 units)	254,210
OppenheimerFunds	Oppenheimer Intl Small Co-Y (22,379 units)	827,343
PIMCO	Pimco Real Return, ADMIN (69,163 units)	726,906
Prudential Investments	Prudential Jennison Equ Inc-Z (47,287 units)	687,075
*T. Rowe Price	Retirement 2005 Fund (189 units)	2,347
*T. Rowe Price	Retirement 2010 Fund (5,088 units)	85,878
*T. Rowe Price	Retirement 2015 Fund (168,668 units)	2,307,379
*T. Rowe Price	Retirement 2020 Fund (420,540 units)	8,280,424
*T. Rowe Price	Retirement 2025 Fund (709,309 units)	10,604,168
*T. Rowe Price	Retirement 2030 Fund (307,462 units)	6,705,753
*T. Rowe Price	Retirement 2035 Fund (359,102 units)	5,670,217
*T. Rowe Price	Retirement 2040 Fund (362,488 units)	8,184,971
*T. Rowe Price	Retirement 2045 Fund (214,161 units)	3,246,681
*T. Rowe Price	Retirement 2050 Fund (69,105 units)	880,402
*T. Rowe Price	Retirement 2055 Fund (57,636 units)	732,557
*T. Rowe Price	Retirement Income Fund (4,032 units)	57,413
*T. Rowe Price	Summit Cash Reserves Fund (55,850 units)	55,850
Franklin Templeton Investment Funds	Templeton Global Bond, ADVISOR (56,829 units)	655,243
*T. Rowe Price	TRP Stable Value Fund Sch E (2,318,331 units)	2,320,175
Wells Fargo Advantage	Wellsfargo Adv Pre LG CO GRO-I (83,979 units)	1,255,493
*Participant Loans	Participant loans (at rates of 4.25% and terms of maturity ranging from 1 to 10 years at time of issuance)	1,141,818
		$77,419,263

*     Denotes a party-in-interest as defined by ERISA

**   Cost is not required to be disclosed for participant directed investments

Kimco Realty Corporation 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 27th day of June, 2016.

Kimco Realty Corporation 401(k) Plan, as administrator

By: /s/ Glenn G. Cohen

 Glenn G. Cohen

Its: Chief Financial Officer